EXHIBIT (a)(1)(H)
AMKOR TECHNLOGY, INC.
PROMISE TO MAKE CASH PAYMENT AND OPTION AMENDMENT
     Amkor Technology, Inc. (the “Company”) and OPTIONEE NAME (the “Optionee”) are parties to the stock option agreements listed on Exhibit A (“Agreements”) granting Optionee options (the “Options”) to purchase shares of the Company’s common stock subject to the terms of the Company’s 1998 Stock Plan.
     1. Modification of Exercise Price. As of the date hereof, the Exercise Price per Share set forth in the Agreements shall be amended to an Exercise Price per Share of ___.
     2. Payments. As of January 2, 2007, the Company shall promptly pay to Optionee a cash payment equal to ___, the difference between the new Exercise Price per share of the amended Option and the original Exercise Price per share multiplied by the number of unexercised shares subject to the amended Option.
     3. Option Agreements. To the extent not expressly amended hereby, the Agreements remain in full force and effect.
     4. Entire Agreement. This Amendment, taken together with the Agreements (to the extent not expressly amended hereby) and any duly authorized written agreement entered into by and between the Company and the Optionee relating to the stock option grants evidenced by the Agreements, represent the entire agreement of the parties, supersede any and all previous contracts, arrangements or understandings between the parties with respect to the stock option grants evidenced by the Agreements, and may be amended at any time only by mutual written agreement of the parties hereto. This Amendment amends your Agreements. Please read this Amendment carefully and keep it for future reference.
     IN WITNESS WHEREOF, this instrument is executed as of                     , 2006.

AMKOR TECHNOLOGY, INC.
By:

Exhibit A

Governing Stock Option
Plan	Grant Number	Option Grant Date
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